

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

April 14, 2009

Mr. John W. Prosser, Jr.
Chief Financial Officer
Jacobs Engineering Group Inc.
1111 South Arroyo Parkway
Pasadena, CA 91105

> **RE: Form 10-K for the fiscal year ended September 30, 2008
> Form 10-Q for the period ended December 31, 2008
> File No. 1-7463**

Dear Mr. Prosser:

We have reviewed your response letter dated March 30, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33</u>

<u>Critical Accounting Policies, page 34</u>

2. We have reviewed your response to prior comment 3 in our letter dated February 24, 2009. Your critical accounting policies section is to focus on those estimates that are critical to your consolidated financial statements. The disclosure should include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. Based on your response that there were no material assumptions made in determining your effective income tax rate or accounting for income taxes in general, it is not clear why you believe that accounting for income taxes is a critical accounting policy. We note your disclosure that judgment is required in determining your worldwide provision for income taxes. It is not clear based on your current disclosures what judgment is required. Please revise your disclosures accordingly.

3. We have reviewed your response to prior comment 4 in our letter dated February 24, 2009. We note that you used a single valuation methodology in determining the fair value of your reporting units. It does not appear that you replied to the other points contained within our comment. As such, please supplementally tell us and disclose the following in future filings:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - A description of the valuation methodology used in determining the fair value of your reporting units;
   - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
   - If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

*   *   *   *

   Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Edward M. Kelly, Staff Attorney, at (202) 551-3728 or, in his absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief